February 8, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Heather Clark

Hugh West

Patrick Fullem

Jennifer Angelini

Re:	Big Tree Cloud Holdings Limited
Amendment No. 1 to Draft Registration Statement on Form F-4
Submitted January 16, 2024
CIK No. 0001999297

Dear Sirs and Madams:

Big Tree Cloud Holdings Limited, a Cayman Islands company (the “Company”), hereby submits to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 30, 2024 (the “Comment Letter”), with respect to the above-referenced Draft Registration Statement on Form F-4 filed confidentially with the Commission on November 22, 2023 (as amended on January 16, 2024, the “Draft Registration Statement”).

Concurrently with the transmission of this letter, the Company is filing Amendment No. 2 to the Draft Registration Statement (the “Amendment”) with the Commission through EDGAR, which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Amendment No. 1 to Draft Registration Statement on Form F-4 submitted January 16, 2024

General

1.	We note your revisions in response to prior comment 1 and reissue the comment in full. The Sample Letters to China-Based Companies seek specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” F(including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also seek specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your disclosure conveys the same risk. For example, and without limitation, we note your disclosure that “The PRC government regulates the commercial economy by refining and modifying the legal and regulatory system from time to time...” and “Similar to conducting business in other foreign jurisdictions outside of the U.S., we face certain risks arising from a foreign legal system, including risks and uncertainties regarding the changes, interpretation and enforcement of laws and the evolving status of rules and regulations in China...” Please revise your cover page, summary, and risk factor disclosure relating to legal and operational risks associated with operating in China and PRC regulations for consistency with the Sample Letters.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on the cover page and pages 13, 21, 22, 49, 50, 51 and 54 of the Amendment accordingly.

February 8, 2024

2.	Your revisions in response to prior comment 13 indicate that Plutonian has no specified maximum redemption threshold in its certificate of incorporation, yet will not redeem stock in an amount to cause its net tangible assets to be less than US$5,000,001 upon consummation of the business combination (such that it is not subject to “penny stock” rules). Please discuss this net tangible asset limitation more fully in an appropriate section of your registration statement. Indicate whether Plutonian may decide to waive this limitation and, if so, additionally disclose how shareholders will be notified and discuss material related risks.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages xii, 74, 75, 127, 128 and Annex G-1 of the Amendment accordingly.

3.	We note your response to prior comment 44 and reissue it in part. Please address the apparently unrelated references throughout the proxy statement/prospectus including, without limitation, “other entertainment companies” on page 67 and “proceeds from this offering” on page 152.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 66 and 157 of the Amendment accordingly.

Summary of Risk Factors

Risks Related to Doing Business in China, page 21

4.	We note your response to prior comment 20 and reissue it in full. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 13, 21, 22, 49, 50 and 51 of the Amendment accordingly.

February 8, 2024

Risk Factors

Risks Related to Doing Business in China, page 49

5.	We note your response to prior comment 24 and reissue it in full. Given the Chinese government’s significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 49, 50, 51 and 54 of the Amendment accordingly.

There may exist uncertainties with respect to effecting service of legal process . . . , page 71

6.	Please reinstate disclosure regarding shareholder claims or alternatively add a separate risk factor regarding the ability of shareholders to pursue claims, including securities law and fraud claims.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 71 of the Amendment accordingly.

Material U.S. Federal Income Tax Consequences, page 110

7.	We note your response to prior comment 35, but are unable to agree that the qualification of the merger as a reorganization within the meaning of Section 368(a) is not material to investors. Please provide a tax opinion as to the qualification of the Business Combination under Section 368(a) and the tax consequences to shareholders. Please also revise your disclosure beginning on page 110 to address Section 368(a) of the Code. Refer to Item 601(b)(8) of Regulation S-K and, for guidance, Section III.A of Staff Legal Bulletin No. 19. If there is uncertainty regarding the tax treatment of the mergers, then counsel may issue an opinion subject to uncertainty as described in Section III.C.4 of Staff Legal Bulletin No. 19.

Response: The Company respectfully acknowledges the Staff’s comment. Pursuant to the “horizontal double dummy” transaction structure undertaken for the Business Combination, the Company will acquire Holdco pursuant to the Initial Merger and Plutonian pursuant to the SPAC Merger. As a matter of U.S. federal tax law and under the terms of the Merger Agreement, the Company believes that the qualification of the Initial Merger under Section 368(a) of the Code has material consequences only for U.S. holders of stock or securities of Holdco and is not material to the Company, Holdco, Plutonian, or to holders of stock or securities of Plutonian (and, for the avoidance of doubt, does not affect the qualification of the SPAC Merger under Section 351 of the Code). Consequently, the Company does not believe that an opinion with respect to the treatment of the Initial Merger under Section 368 of the Code is required pursuant to Item 601(b)(8) of Regulation S-K or Staff Legal Bulletin No. 19. The Company has provided revised disclosure on page 115 of the Amendment clarifying that the treatment of the Initial Merger under Section 368(a) of the Code will not materially affect the Company, Holdco, Plutonian, or holders of stock or securities of Plutonian.

8.	Your revised disclosure in response to prior comment 35 indicates it is the opinion of counsel that the exchange of shares pursuant to the business combination should qualify as an exchange governed by Section 351(a) of the Code. Please further revise to explain why counsel cannot give a “will” opinion and to describe the degree of uncertainty in the opinion. Refer to Section III.C.4 of Staff Legal Bulletin 19 for guidance.

Response: The Company respectfully acknowledges the Staff’s comment. Due to the absence of direct authority on the U.S. federal income tax treatment of the Business Combination, counsel to the Company cannot provide a “will” opinion. In addition, the tax treatment of the Business Combination could be adversely affected by events or actions that occur following the Business Combination that are beyond the control of Plutonian or the Company. The Company has provided additional disclosure regarding this uncertainty on pages 73 and 117 of the Amendment.

February 8, 2024

Improve Our Production Capabilities, page 132

9.	We note your revisions in response to prior comment 38. We also note your plan to further expand production capacity of your existing plants and establish new facilities. Please revise to include specific, concrete information regarding these plans, including expected timing, capacity increases, capital requirements, and material obstacles to overcome.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 136 of the Amendment accordingly.

Big Tree Cloud Convenience Stores, page 139

10.	We note your response to prior comment 39. Please further revise to discuss the termination provisions of the franchise and licensing agreements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 144 of the Amendment accordingly.

Sales and Marketing, page 142

11.	We note your response to prior comment 42. Please further revise to discuss the termination provisions of the agreement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 147 of the Amendment accordingly.

Unaudited Pro Forma Condensed Combined Financial Information, page 168

12.	We refer to adjustment (6) which references payment of related party loans in June, August and September 2023. Given that your pro forma balance sheet is presented as of September 30, 2023, it is unclear why these repayment are not already reflected in the historical balance sheet. Please advise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the “promissory loans – replated party” in Plutonian’s stand-alone historical financial statement as of September 30, 2023 represent the payments of related party loans including $150,000 on June 20, 2023, $210,000 on August 8, 2023 and $140,000 on September 14, 2023. Additionally, we have presented the $300,000 received on December 27, 2023 in the subsequent financing column. According to the agreement, the Sponsor has the option to convert the promissory notes into Plutonian’s shares or to require cash settlement on the earlier of: 1) the date on which Plutonian consummates an initial business combination, or 2) the date Plutonian liquidates if a business combination is not consummated. The adjustment (6) reflects the settlement of abovementioned loans upon the consummation of business combination assumed to be completed on September 30, 2023.

13.	We note your addition of adjustment (8) in response to prior comment 48. However, we note no corresponding adjustment for the November extension payment in the pro forma balance sheet on page 11. Please revise to include the $210,000 in the pro forma balance sheet.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as a result of the November extension loan, Plutonian has received $210,000 from Holdco on November 9, 2023. In preparing the combined pro forma balance sheet, the $210,000 proceeds received by Plutonian effectively offsets the payments made by Holdco amounting to $210,000. Therefore, we did not include the November extension loan from Holdco in the pro forma balance sheet; however, we have included an adjustment (8) explaining both the nature of this loan and its corresponding accounting treatments upon receipt.

February 8, 2024

Please do not hesitate to contact the undersigned at zhuwenquan@bigtreeclouds.com or the Company’s U.S. counsel, Jia Yan at 86 (021) 6103-2969 or Devin Geng at 86 (021) 6103-2971 of Paul Hastings LLP with any questions or comments regarding this letter.

Sincerely,

Big Tree Cloud Holdings Limited

By:	/s/ Wenquan Zhu
Name:	Wenquan Zhu
Title:	Chairman and Chief Executive Officer

cc:	Jia Yan, Esq., Paul Hastings LLP
Devin Geng, Esq., Paul Hastings LLP